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                                November 19, 2021

       Robert Maynes, Esq.
       Senior Director, Securities & Transactions Counsel
       Illumina, Inc.
       5200 Illumina Way
       San Diego, CA 92122

                                                        Re: Illumina, Inc.
                                                            Schedule TO-I filed
November 15, 2021
                                                            File No. 005-60457

       Dear Mr. Maynes:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed November 15, 2021

       Conditions of the Exchange Offer, page 14

   1.                                                   Refer to clause (iv).
With a view towards improved disclosure, please advise whether the bidder is aware of any
Delaware law that currently prohibits delivery of shares of
                                                        Common Stock or cash in
exchange for CVRs. If the bidder is not currently aware of
                                                        such a prohibition,
please advise what specific developments in Delaware law, if any, bidder is contemplating
that necessitates such condition.
   2.                                                   Disclosure indicates
that the bidder is not obligated to accept or pay for, and may delay the acceptance of, any
CVRs tendered pursuant to the Exchange Offer if...prior to the expiration date, any of
the listed conditions shall exist (emphasis added). With a view towards improved
disclosure, please confirm that none of the existing conditions have been implicated as of
(i) commencement of the Exchange Offer and (ii) as of the date of the bidder's response
letter.
   3. The last sentence of this section states "[i]n addition, we reserve the right, in our sole
 Robert Maynes, Esq.
FirstName   LastNameRobert Maynes, Esq.
Illumina, Inc.
Comapany 19,
November    NameIllumina,
               2021       Inc.
November
Page 2     19, 2021 Page 2
FirstName LastName
         discretion, but subject to applicable law, to terminate the Exchange Offer at any time prior to the expiration date of the Exchange Offer." Please advise how the bidder's ability to terminate the offer in its sole discretion, unrelated to the triggering of a listed condition, does not render your offer as illusory in contravention of Exchange Act section 14(e).
         Alternatively, please confirm and revise the disclosure as appropriate to clarify that such statement is intended to mean only under circumstances where a listed condition is implicated.
General

4. We note the disclosure indicating that the bidder will amend or terminate the Exchange
         Offer if any purchases of CVRs pursuant to the Exchange Offer could result in the
         Exchange Offer being considered a "going private transaction" under Exchange Act Rule
         13e-3. However, we also note disclosure on page 19 indicating that the the bidder or its affiliates may from time to time acquire CVRs in the future. Exchange Act Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction but
         is effected    as a part, or in furtherance, of    a series of
transactions that, taken together,
         have a reasonable likelihood or purpose of producing the requisite effects. See Question
         & Answer No. 4 of Exchange Act Release No. 34-17719 and In re William
A. Wilkerson
         and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703.
         Furthermore, in the absence of an intent of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably likely to produce any of the requisite effects must be
         based in part upon consideration of    past, current and planned
transactions. In light of
         the foregoing, please advise us why the Exchange Offer should not be deemed to constitute the first step in a series of transactions having a
going private effect    within
         the meaning of Rule 13e-3(a)(3)(ii).
5. Please expand the disclosure to provide more detail regarding the aggregation and sale of fractional shares. Please also advise how the proposed aggregation and sale of fractional shares followed by payment to applicable holders of CVRs is consistent with the requirements under Exchange Act 13e-4(f)(10)(ii) to the extent the sale of such fractional shares yields a per share price greater or lesser than $.80.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at 202-551-3444.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Mergers & Acquisitions
 Robert Maynes, Esq.
Illumina, Inc.
FirstName
November 19,   LastNameRobert
                   2021        Maynes, Esq.
Comapany
Page    3      NameIllumina, Inc.
November 19, 2021 Page 3
cc:       Andrew Pitts
FirstName LastName